Via EDGAR Correspondence
January 27, 2010

Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:      Munder Series Trust, File No. 333-163765
Dear Ms. Williams:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 referenced above be accelerated so that it will become effective on January 29, 2010.
Very truly yours,
MUNDER SERIES TRUST
/s/ Melanie Mayo West
Melanie Mayo West
Assistant Secretary, The Munder Funds
Associate General Counsel, Munder Capital Management
FUNDS DISTRIBUTOR, LLC
/s/ Mark S. Redman
By: Mark S. Redman
Name: Funds Distributor, LLC
Title: President